AIP Exam - Board Minutes - December 2009

"Morgan Stanley Emerging Markets Domestic Debt Fund, Inc.
June 16, 2010"

Director		For		Withheld
Frank L. Bowman		62,299,692	2,649,468
James F. Higgins	62,071,958	2,877,202
Manuel H. Johnson	62,302,764	2,646,396
